

Via fax 610-971-9181   November 24, 2010

Mr. Donald F. Volk
Chief Financial Officer
Kenexa Corporation
650 East Swedesford Road
Wayne, PA 19087

> **Re:** **Kenexa Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 9, 2010**
> **File No. 000-51358**

Dear Mr. Volk:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business, page 3

1.   Your disclosure on page 43 indicates that your subscription agreements are typically one to three years and that you generally invoice your customers in quarterly or monthly installments in advance. To the extent that your subscription arrangements are firm orders to deliver services throughout the contract term and to the extent that your deferred revenue balance does not reflect the entire amount due, tell us what consideration you gave to disclosing the total amount of the company's backlog for such contracts pursuant to Item 101(c)(1)(viii) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Operating Activities, page 56

2.   Please tell us how you considered disclosing days sales outstanding ("DSO") at each balance sheet date and the impact it had on your cash flows. In this regard, we note that you have included a brief discussion of DSO in your conference call which was filed in your Form 8-K filed on February 4, 2010. See Section IV.B.1 of SEC Release 33-8350.

Item 8. Financial Statements and Supplementary Data

Note 2. Summary of Significant Accounting Policies

Cash and Cash Equivalents, page 71

3.   We note your cash and cash equivalents consist primarily of highly liquid investments with original maturities of three months or less. If material, tell us how you considered providing disclosures pursuant to the requirements of ASC 820-10-50-1 through 50-9, related to your cash equivalent investments. In addition, please tell us and in the future revise to disclose the composition of your cash and cash equivalents and the amounts held in each type of instrument.

Note 10. Commitments and Contingencies

Litigation, page 95

4.   We note your disclosure that you believe that you have made adequate provision for potential liabilities but the ultimate liability for litigation could have a material adverse effect on your financial statements. Please note that this disclosure does not satisfy the requirements of ASC 450 if there is a least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred. In that case, you must either disclose the estimated additional loss, or range of loss, that is reasonably possible or state that such an estimate cannot be made. Please tell us whether you believe that there are reasonably possible material additional losses and, if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Benton, Staff Accountant, at (202) 551-3804 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

Kathleen Collins
Accounting Branch Chief